Mail Stop 4-06

								September 19, 2005

John L. McGannon
President and Chief Executive Officer
Document Sciences Corporation
6339 Paseo del Lago
Carlsbad, CA 92009

	Re:	Document Sciences Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      File No. 000-20981

Dear Mr. McGannon:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 21

1. We note your disclosure that your Chief Executive Officer (who also serves as your Chief Financial Officer), concluded that your disclosure controls and procedures were effective as of December 31,
2004 to alert him of information required to be included in periodic filings. Tell us how you considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Note 1.  Organization and Summary of Significant Accounting
Policies,
Page F-7

Revenue Recognition, page F-9

2. Clarify to us your accounting for the sale of initial license fees and annual renewal license and support fees (i.e., "ALF sales"). Based on disclosure on page 6 of your June 30, 2005 Form 10-Q, it appears that the Company`s policy changed from that disclosed in your
December 31, 2004 Form 10-K. For example, your disclosure in the Form 10-K states that these revenues are recognized ratably over the contract period (as the Company does not separately sell the term license and the related support and therefore cannot establish VSOE for each of these elements), while disclosure in the Form 10-Q indicates that the Company uses the residual method for "all license models" and VSOE can be determined as contracts "specifically state the amount of initial and annual license fees due." Tell us how you considered paragraph 14 of APB 20. We may have further comments.

3. Explain to us how you identify the elements included in a software
arrangement (i.e., software license, support, training,
consulting,
etc) and clarify how you establish VSOE for each of the elements in a
multiple element arrangements.  Refer to paragraph 10 	of SOP 97-2
in
your response.

4. Clarify to us the Company`s accounting for contract losses on fixed fee arrangements accounted for under the percentage of completion method. Refer to SOP 81-1 and ARB 45 in your response.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Craig Wilson, Senior Assistant Chief Accountant who supervised this review, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters, or me at
(202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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John L. McGannon
Document Sciences Corporation
September 19, 2005
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